Exhibit (a)(5)(J)

Ramius and Royalty Pharma Extend Tender Offer Until January 5, 2011 Pursuant to Definitive Merger Agreement

SAN DIEGO and NEW YORK, Dec. 21, 2010 -- Ramius V&O Acquisition LLC ("Purchaser"), affiliates of Ramius LLC (collectively, "Ramius") and affiliates of Royalty Pharma (together with Ramius and Purchaser, the "Ramius/RP Group") announced today that the Ramius/RP Group is extending its previously announced tender offer to acquire all of the outstanding shares of common stock of Cypress Bioscience, Inc. (Nasdaq: CYPB) ("Cypress"), a pharmaceutical company engaged in the development of innovative drugs to treat central nervous system (CNS) disorders, until Midnight, January 5, 2011, unless the offer is otherwise extended.

Pursuant to the definitive merger agreement between certain members of the Ramius/RP Group and Cypress dated December 14, 2010, the Ramius RP/Group is mailing amended offering materials to stockholders dated December 20, 2010, which were filed with the Securities and Exchange Commission (the "SEC") on December 20, 2010. In addition, Cypress amended its Schedule 14D-9 previously filed with the SEC to reflect the Cypress' Board of Directors unanimous determination that the merger agreement and the terms of the tender offer are fair to and in the best interests of Cypress and its stockholders, and its recommendation that Cypress stockholders tender their Cypress shares to the Ramius/RP Group and adopt the merger agreement. The amended Schedule 14D-9 will also be included in the mailing of the amended offering materials.

Subject to the terms of the offer, stockholders who have previously tendered shares pursuant to the offer and have not withdrawn such shares need not take any further action to receive the offer price of $6.50 per share if shares are accepted for payment pursuant to the tender offer.

The Ramius/RP Group's tender offer for all of the outstanding shares of common stock of Cypress, which was scheduled to expire at Midnight, New York City time, December 30, 2010, will be extended and remain open through Midnight, New York City time, on January 5, 2011, unless further extended in accordance with the terms of the merger agreement. As of the close of business on December 20, 2010, approximately 4,496,247 shares of common stock of Cypress, representing approximately 11.7% of all outstanding shares, were validly tendered and not withdrawn pursuant to the tender offer. This amount does not include the 3,815,000 shares owned by the Ramius/RP Group.

Jefferies & Company, Inc. is serving as financial advisors to Cypress and Cooley LLP, Sullivan & Cromwell LLP and Potter Anderson & Corroon LLP are serving as Cypress' legal advisors. Perella Weinberg Partners is serving as financial advisors to the Board of Directors of Cypress. Olshan Grundman Frome Rosenzweig & Wolosky LLP is serving as legal advisor to Ramius. Groton Partners is serving as financial advisor to Royalty Pharma. Goodwin Procter LLP and Akin Gump, Strauss, Hauer & Feld, LLP are serving as legal advisors to Royalty Pharma.

About Cypress

Cypress is a pharmaceutical company dedicated to the development of innovative drugs targeting large unmet medical needs for patients suffering from a variety of disorders of the central nervous system. Since 1999, Cypress has received FDA approvals for both of the products it brought to the FDA during that period, including for Prosorba™, a medical device for rheumatoid arthritis, and Savella® (milnacipran HCl), for fibromyalgia. The Company focuses on generating stockholder value by reaching clinical development milestones as quickly and efficiently as possible. Cypress' development-stage assets include CYP-1020 for cognitive impairment in schizophrenia, Staccato® nicotine for smoking cessation and intranasal carbetocin for autism. More information on Cypress and its products and development assets is available at http://www.cypress.com/.

About Ramius

Ramius LLC is a registered investment advisor that manages assets in a variety of alternative investment strategies. Ramius LLC is headquartered in New York with offices located in London, Luxembourg, Tokyo, Hong Kong and Munich.

About Royalty Pharma

Royalty Pharma is the industry leader in acquiring revenue-producing intellectual property — principally royalty interests in marketed and late stage biopharmaceutical products with a market value of over $2 billion. Royalty Pharma currently owns a diversified portfolio of royalty interests in several high-quality blockbuster biopharmaceutical products, including Amgen's Neupogen® and Neulasta®, Genentech's Rituxan®, Gilead's Emtriva®, Truvada® and Atripla®, Celgene's Thalomid®, and now Abbott's Humira®. The company has a ten year history of providing value to holders of royalty interests, including its joint $525 million acquisition with Gilead Sciences of Emory University's emtricitabine royalty interest and its acquisitions of approximately 80% of Memorial Sloan Kettering's U.S. and international royalty interests in Neupogen® and Neulasta® for over $400 million. The strong market position enjoyed by the products in which Royalty Pharma owns royalties — generally the sole or number one product in their therapeutic classes — and its revenue diversification are some of the key attributes contributing to the investment grade rating of Royalty Pharma's finance trust, which is further wrapped by a mono-line insurer to "AAA"/"Aaa" by S&P and Moody's. More information on Royalty Pharma is available at www.royaltypharma.com.

Forward Looking Statement

The offer to buy shares of Cypress common stock will be made only pursuant to the amended and restated offer to purchase and related materials that the Ramius/RP Group has filed with the SEC. Cypress stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. These materials and any other documents filed by the Ramius/RP Group or Cypress with the SEC may be obtained free of charge at the SEC's website at www.sec.gov and by contacting Cypress Investor Relations at 858-452-2323. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on Cypress' website at www.cypress.com. Investors and security holders are urged to read the Schedule TO, as amended, and the Schedule 14D-9, as amended, and the other relevant materials before making any investment decision with respect to the Ramius/RP Group tender offer.

Statements in this press release that relate to future results and events are forward-looking statements based on Cypress', Ramius' and Royalty Pharma's current expectations regarding tender offer and transactions contemplated by the merger agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Cypress may not satisfy one or more closing conditions and other risks that are described in Cypress Annual Report on Form 10-K for the year ended December 31, 2009 and in its subsequently filed SEC reports. Cypress undertakes any obligation to update these forward-looking statements except to the extent otherwise required by law.

Contacts:

For Cypress	For Ramius	For Royalty Pharma
Matthew Sherman or Dara Silverstein 212-355-4449 both of Joele Frank,WilkinsonBrimmer Katcher	Peter Feld, 212-201-4878, or Gavin Molinelli 212-201-4828 both of Ramius LLC	Pablo Legorreta 212-883-2289, or Alexander V. Perfall 212-883-2298

Amy Bilbija or Bob Marese 212-929-5500 both of MacKenzie Partners, Inc

CONTACT: For Cypress: Matthew Sherman or Dara Silverstein, +1-212-355-4449, both of Joele Frank, Wilkinson Brimmer Katcher, or Amy Bilbija or Bob Marese, +1-212-929-5500, both of MacKenzie Partners, Inc.; For Ramius: Peter Feld, +1-212-201-4878, or Gavin Molinelli, +1-212-201-4828, both of Ramius LLC; For Royalty Pharma: Pablo Legorreta, +1-212-883-2289, or Alexander V. Perfall, +1-212-883-2298